UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G39973105
(CUSIP Number)

Bing Zhang

22F, Block B, Xinhua Technology Building,
No. 8 Tuofangying South Road,
Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Happy Starlight Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☒

	(b)		☐

3	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A

6.	Citizenship or Place of Organization		British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	18,952,863

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	18,952,863

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		18,952,863

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		28.1%*

14.	Type of Reporting Person (See Instructions)		CO

*	The calculation of this percentage is based on 67,550,974 ordinary shares, par value $0.0001, outstanding of the Issuer as of April 30, 2021.

CUSIP No. G39973105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Bing Zhang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☒

	(b)		☐

3	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A

6.	Citizenship or Place of Organization		People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	760,000

	8.	Shared Voting Power	18,952,863

	9.	Sole Dispositive Power	760,000

	10.	Shared Dispositive Power	18,952,863

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		19,712,863

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		29.2%*

14.	Type of Reporting Person (See Instructions)		IN

*	The calculation of this percentage is based on 67,550,974 ordinary shares, par value $0.0001, outstanding of the Issuer as of April 30, 2021.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Happy Starlight Limited (“HSL”) and Mr. Bing Zhang (HSL, together with Mr. Bing Zhang, the “Reporting Person”) on February 23, 2020 relating to the beneficial ownership of shares of ordinary shares, par value $0.0001 per share (the “Shares”) of Glory Star New Media Group Holdings Limited, a Cayman Islands corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraphs to the end of the item:

Pursuant to the terms of the Share Exchange Agreement, as amended from time to time, and certain assignment of the Earnout Shares amongst the Sellers, on April 22, 2020, the Issuer issued 1,846,900 Earnout Shares to HSL upon Glory Star achieving certain financial performance targets for the 2019 fiscal year, and on April 28, 2021, the Issuer issued an additional 1,886,000 Earnout Shares to HSL upon Glory Star achieving certain financial performance targets for the 2020 fiscal year. No additional consideration was made by HSL to the Issuer.

As a result of the issuance of the Earnout Shares, HSL beneficially owns an aggregate of 18,952,863 Shares of the Issuer. Mr. Zhang, by virtue of his ownership and control of HSL, is deemed to beneficially own 19,712,863 Shares of the Issuer, of which 18,952,863 Shares are directly beneficially owned by HSL and 760,000 Shares are directly beneficially owned by Mr. Zhang. Mr. Zhang’s beneficial ownership of 19,712,863 Shares represents 29.2% of such outstanding class of the Issuer’s securities. The percentage calculation is based upon 67,550,974 Shares outstanding of the Issuer as of April 30, 2021.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Share Exchange Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2019, (ii) the Joinder to Share Exchange Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2019 and (iii) the Amendment to the Share Exchange Agreement, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 30, 2020, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

(a)	HSL beneficially owns an aggregate of 18,952,863 Shares, and Mr. Zhang, by virtue of his ownership and control of HSL, is deemed to beneficially own an aggregate of 19,712,863 Shares, of which 18,952,863 Shares are directly beneficially owned by HSL and 760,000 Shares are directly beneficially owned by Mr. Zhang, which represents approximately 29.2% ownership of such outstanding class of the Issuer’s Shares. The percentage calculation is based upon 67,550,974 Shares outstanding of the Issuer as of April 30, 2021.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
HSL	0	18,952,863	0	18,952,863
Bing Zhang	760,000	18,952,863	760,000	18,952,863

*	Mr. Bing Zhang is a director and sole shareholder of HSL. As such, Mr. Zhang is deemed to be the beneficial owner of all of the outstanding Shares held by HSL.

(c)	The information contained in Items 3, as amended above, and 4 are hereby incorporated herein by reference in entirety.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 3 above.

Item 7. Materials to be Filed as Exhibits

Exhibit A –	Joint Filing Agreement*

*	Attached herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2021

Bing Zhang

/s/ Bing Zhang
Bing Zhang, an individual

Happy Starlight Limited, a British Virgin Islands company

/s/ Bing Zhang
Bing Zhang, Sole Director

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: May 5, 2021

Bing Zhang

/s/ Bing Zhang
Bing Zhang, an individual

Happy Starlight Limited, a British Virgin Islands company

/s/ Bing Zhang
Bing Zhang, Sole Director